Exhibit 99.1

Clearmind Advances MDMA-N-acylethanolamines IP for the Treatment of PTSD Amid Rising U.S. Federal
Support for Psychedelic Innovation

U.S. publication of the patent application covering the MDMA-N-acylethanolamines combination expands intellectual property generated through the collaboration with Neurothera Labs Inc. as the FDA introduces a dedicated regulatory structure for psychedelic drug development, including MDMA

Vancouver, Canada, Aug. 24, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), a clinical-stage biopharmaceutical company advancing non-hallucinogenic, psychedelic-derived neuroplastogens for scalable treatment of neuropsychiatric, metabolic, and addiction disorders, including AUD, today announced an advancement of its IP portfolio with the publication in the United States of its patent application covering a novel combination of 3,4-methylenedioxymethamphetamine (“MDMA”) and N-acylethanolamines, such as palmitoylethanolamide (“PEA”), in methods of treating post-traumatic stress disorder (PTSD), anxiety, and eating disorders. The U.S. patent application was published by the United States Patent and Trademark Office (USPTO).

The publication marks a significant intellectual property milestone resulting from the ongoing collaboration between Clearmind and NeuroThera Labs Inc. (TSXV: NTLX) (“NeuroThera”), a clinical-stage biotech. . Through this collaboration, NeuroThera’s PEA technology is integrated into Clearmind’s psychedelic-derived therapeutic programs, contributing to a joint growing intellectual property portfolio that already includes thirteen patent applications generated through this collaboration globally.

The newly published application includes novel embodiments in which PEA may enhance MDMA’s therapeutic potency, reduce required dosing, mitigate MDMA associated side effects, and broaden MDMA’s therapeutic window — all of which could materially strengthen the clinical and commercial potential of MDMA based treatments.

U.S. Federal Momentum in Psychedelic Medicine

FDA Establishes Framework Specifically Addressing MDMA

The U.S. patent application publication comes at a time of increasing federal attention to the development of psychedelic medicines and importantly, recent U.S. Food and Drug Administration (“FDA”) guidance addressing the clinical development of psychedelic drugs, including MDMA-based therapies.

On July 13, 2026, the FDA finalized its guidance, “Psychedelic Drugs: Considerations for Clinical Investigations”. The guidance provides considerations for sponsors developing psychedelic drugs for medical conditions, including psychiatric disorders and substance use disorders.

The FDA’s final guidance explicitly includes MDMA within its definition of psychedelic drugs, describing the category as including classic psychedelics as well as “entactogens or empathogens such as 3,4-methylenedioxymethamphetamine (MDMA).” The guidance addresses considerations relating to clinical development process including trial design, conduct, data collection, subject safety and new drug application requirements.

The FDA also notes that psychedelic drugs can present unique challenges in clinical development due to their psychoactive effects and alterations in mood, cognition and perception. The guidance provides sponsors with the FDA’s current recommendations for addressing these considerations as part of psychedelic drug development.

For Clearmind and NeuroThera, the FDA’s explicit inclusion of MDMA in its guidance regarding psychedelic drug development provides regulatory context for the collaboration’s MDMA-PEA intellectual property.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, next-generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

Clearmind is a clinical-stage biopharmaceutical company advancing the discovery and development of non-hallucinogenic, next-generation psychedelic-derived neuroplastogens for the scalable treatment of widespread and underserved health problems of neuropsychiatric, metabolic, and addiction disorders, including AUD.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 32 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com

www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential therapeutic benefits, safety, efficacy, advantages and commercial potential of the combination of MDMA and N-acylethanolamines, including PEA; the potential of PEA to enhance MDMA’s therapeutic effects, reduce dosing requirements, mitigate side effects and broaden MDMA’s therapeutic window; the potential application of such combination in the treatment of PTSD, anxiety and eating disorders; the development, scope, value and potential benefits of the Company’s intellectual property portfolio and collaboration with Clearmind; and the potential impact of the FDA’s guidance on the development and regulatory pathway of MDMA-based therapies. Clearmind and NeuroThera cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to Clearmind and NeuroThera.. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.